                                 Law Offices

                    Stradley, Ronon, Stevens & Young, LLP

                           2600 One Commerce Square
                     Philadelphia, Pennsylvania 19103-7098
                                (215) 564-8000

                               August 24, 2001

VIA EDGAR
---------
Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 25049

                        RE:   Gold Prospector Funds
                              File Nos. 333-68178 and 811-10465
                              ---------------------------------

Dear Mr. Minore:

     This  EDGAR  submission  is being  filed for the  purpose of  delaying  the effectiveness  of the Gold  Prospector  Funds' (the  "Registrant")  Registration
Statement  on  Form  N-1A.   Accordingly,   the  Registrant  hereby  amends  the
Registration  Statement on such dates as may be necessary to delay its effective date until the  Registrant  shall file a further  amendment  which  specifically states that the  Registration  Statement shall  thereafter  become  effective in accordance with Section 8 (a) of the Securities Act of 1933, as amended or until
the  Registration   Statement  shall  become  effective  on  such  date  as  the
Commission, acting pursuant to such Section 8(a), may determine.

     Please  direct  questions  and  comments  relating  to this  filing  to the undersigned at (215) 564-8198.

                                    Very truly yours,

                                    /s/ Michael P. O'Hare
                                  ------------------------
                                    Michael P. O'Hare